EXHIBIT 99.1

North American Construction Group Ltd. Enters Into Automatic Share Purchase Plan

ACHESON, Alberta, April 16, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that in connection with the Company’s previously announced share purchase program in Canada and the United States (the “Purchase Program”) to purchase up to 2,300,000 of its common shares (the “Shares”), it has entered into an automatic share purchase plan (“ASPP”) with its designated broker.

Pursuant to the ASPP, the designated broker may purchase up to 1,585,091 Shares until the expiry of the Purchase Program on March 11, 2021. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the Toronto Stock Exchange (the “TSX”), applicable securities laws and the terms of the ASPP. Purchases of Shares under the ASPP may be made through the facilities of the TSX, the New York Stock Exchange and alternative trading systems. The ASPP has been pre-cleared by the TSX and will be effective as of April 21, 2020. The ASPP will terminate on the earlier of the date on which: (i) the Purchase Program expires; (ii) the maximum number of Shares have been purchased under the Purchase Program; and (iii) the Company terminates the ASPP in accordance with its terms. Concurrent with the establishment of the ASPP, the Company will confirm to the broker that it is then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. In the event that the ASPP is materially varied, suspended or terminated, the Company will issue a news release advising of such variation, suspension or termination, as applicable.

Outside of the ASPP, Shares may continue to be purchased under the Purchase Program based on management’s discretion, in compliance with the rules of the TSX and applicable securities laws. The Purchase Program commenced on March 12, 2020 and expires on March 11, 2021. All purchases made under the ASPP will be included in the number of Shares available for purchase under the Purchase Program.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

Forward-Looking Information

The information provided in this news release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “will”, “intends” “expect”, “may”, “could”, “believe”, “anticipate”, “should” or similar expressions. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the NCIB is in the best interests of the Company and its shareholders and that the underlying value of the Company may not be reflected in the market price of the Common Shares, the Company’s intentions regarding the NCIB and whether the Company will receive the requisite approval of the TSX in respect of the NCIB. Forward-looking statements in this news release are being made by NACG based on certain assumptions that NACG has made in respect thereof as at the date of this news release. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. The material factors or assumptions used to develop such forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the quarter and year ended December 31, 2019. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.